March 20, 2008

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Imperial Sugar Company

RE:	Form 10-K for Fiscal Year Ended September 30, 2007 Filed December 10, 2007 Form 10-Q for Three Months Ended December 31, 2007 Filed January 29, 2008 File No. 000-16674

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2008 regarding our filings identified above. For your convenience, our responses are preceded by the Staff’s corresponding comment in bold text.

Form 10-K Filed on December 10, 2007

Financial Statements and Supplementary Data, page 31

1.	It appears that the gross margin measures presented in your quarterly financial data on this page and in your MD&A discussions on pages 22 and 24 may inappropriately exclude depreciation expenses attributable to cost of sales. Exclusion of such expenses from this measurement would be considered a non-GAAP measure, not complying with Item 302 of Regulation S-K. Additionally, if such expenses are excluded, the cost of sales line item in your statements of operations on page 41 would need parenthetical notation indicating that such cost excludes depreciation shown separately below, to comply with SAB Topic 11:B. Tell us the impact on your gross margin measures if depreciation expenses attributable to cost of sales were included.

Response:

Depreciation expense attributable to cost of sales was $11.4 million in fiscal 2007, $11.2 million in fiscal 2006 and $9.2 million in fiscal 2005. Gross margin as a percentage of net sales with and without depreciation included in cost of sales was as follows:

	Fiscal year ended September 30,
	2007	2006	2005
Gross margin with depreciation	10.7%	12.6%	4.1%
Change from prior year	-1.9%	8.5%	—
Gross margin without depreciation	12.0%	13.8%	5.3%
Change from prior year	-1.8%	8.5%	—

In future filings, depreciation expense will be included in cost of sales and selling, general and administrative expense as appropriate, and gross margin will be presented after deducting depreciation for all periods presented.

Financial Statements, page 40

Statements of Operations, page 41

2.	We note that you classified the $3.7 million gain on commodity exchange seats resulting from the ICE merger with NYBOT, as discussed on page 48, as operating income in your statements of operations. Tell us why you believe this gain is an operating, rather than non-operating, income item.

Response:

Imperial considered its membership in the New York Board of Trade to be an operating asset, essential to its basic business operations of procuring raw sugar and hedging raw sugar purchases and refining margins on forward sales, and concluded that the gain from the Intercontinental Exchange merger should be classified as an operating gain. Members of NYBOT had voting rights to, among other things, approve exchange rule changes and elect the board members. The board of the exchange had authority to approve modifications to the exchange traded contracts (e.g., the #11 and #14 raw sugar futures contracts), which were drafted by committees chaired by exchange members. Additionally, seat-holding members received a discount on exchange fees, which are embedded in brokerage commissions on derivative trades. Imperial accounts for brokerage commissions as a component of cost of sales, as it is a basic cost of the raw sugar procured. Imperial believes that the ICE gain is analogous to the gain/loss on disposition of plant, property and equipment used for operating purposes. Because of the size of the ICE gain, Imperial concluded that the gain on the merger of the NYBOT with ICE should be accounted for as a separate line in operating income.

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As we have indicated specifically in our responses above, we plan to incorporate in our future filings disclosure responsive to comments of the Staff identified above. After considering the Staff’s comments and our responses, we believe that neither our Form 10-K filed on December 10, 2007 nor our Form 10-Q filed on January 29, 2008 require amendment.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response memorandum, please contact David Kirkland (ph:713.229.1101, fax:713.229.7701), Felix Phillips (ph:713.229.1228, fax:713.229.7828) or Patrick Whitman (ph:713.229.4062, fax:713.229.2862) of Baker Botts L.L.P., Houston, Texas. We appreciate your prompt attention to this matter.

IMPERIAL SUGAR COMPANY

cc:	Karl Hiller
Lily Dang Don Delaney

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